SCHLUMBERGER LIMITED

(SCHLUMBERGER N.V.)

5599 San Felipe

Houston, Texas 77056

November 13, 2015

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Schlumberger Limited (Schlumberger N.V.)
Registration Statement on Form S-4
Filed October 2, 2015
File No. 333-207260

Ladies and Gentlemen:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Schlumberger Limited (Schlumberger N.V.) (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of its Registration Statement on Form S-4 (File No. 333-207260), as amended by Pre-Effective Amendment No. 1 filed with the Commission on November 13, 2015, so that such registration statement will become effective on Monday, November 16, 2015, at 5:00 p.m., New York time, or as soon thereafter as is practicable.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SCHLUMBERGER LIMITED (SCHLUMBERGER N.V.)

By:	/s/ Saul Laureles
Saul Laureles Deputy General Counsel

cc:	Alexander C. Juden
Matthew Rinegar
Grace B. Holmes
J. David Kirkland, Jr.
Tull R. Florey
Andrew J. Ericksen
Scott A. Barshay
George F. Schoen
Keith Hallam